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Exhibit 99.1

HUDBAY MINERALS INC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods Ended September 30, 2006

(expressed in Canadian Dollars)

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Revenue	$346,203	$169,264	$815,893	$478,977
Expenses:
Operating	173,533	125,366	434,362	357,189
General and administrative	4,431	3,130	12,603	11,364
Stock-based compensation	1,221	591	5,295	1,945
Depreciation and amortization	16,552	13,618	47,743	39,570
Accretion of asset retirement obligation	636	655	1,955	1,956
Exploration	1,961	3,930	8,966	7,715
Foreign exchange loss	3,101	2,850	1,808	2,176

	201,435	150,140	512,732	421,915

Operating earnings	144,768	19,124	303,161	57,062
Interest expense	(1,679)	(5,375)	(9,712)	(16,763)
Foreign exchange gain (loss) on long term debt	(168)	10,973	6,329	6,878
Gain on derivative instruments (note 11)	4,737	1,544	18,289	2,089
Premium on long-term debt prepayment	(1,356)	—	(13,608)	—
Interest and other income	4,238	1,243	7,382	2,348
Gain on divestiture of ScoZinc (note 1)	1,655	—	1,655	—
Amortization of deferred financing fees	(613)	(353)	(5,681)	(1,060)

Earnings before income tax	151,582	27,156	307,815	50,554
Tax benefit (expense) (note 9)	17,799	(3,751)	90,388	(9,277)

Earnings for the period	$169,381	$23,405	398,203	$41,277

Earnings per share:
Basic	$1.37	$0.28	$4.00	$0.51
Diluted	$1.33	$0.28	$3.38	$0.51
Weighted average number of common shares outstanding
Basic	123,318,115	83,782,135	99,487,949	81,020,128
Diluted	127,270,583	84,064,498	117,690,202	81,495,026

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(In thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Retained earnings (deficit), beginning of period	$307,554	$11,386	$78,732	$(6,486)
Earnings for the period	169,381	23,405	398,203	41,277

Retained earnings, end of period	$476,935	$34,791	$476,935	$34,791

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED BALANCE SHEET

(in thousands of Canadian dollars)

	September 30, 2006	December 31, 2005
	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$311,011	$141,660
Accounts receivable	119,829	44,698
Inventories	151,299	116,596
Prepaid expenses	9,959	3,625
Current portion of fair value of derivatives	7,898	4,483
Future income tax asset (note 9)	133,200	26,200

	733,196	337,262
Property, plant and equipment (note 4)	434,474	378,207
Other assets (note 5)	5,981	13,284

	$1,173,651	$728,753

Liabilities and Shareholders' Equity:
Current liabilities:
Accounts payable and accrued liabilities	$151,568	$91,930
Interest payable on long-term debt	1,012	8,004
Current portion of other liabilities (note 6)	27,500	28,211

	180,080	128,145
Long-term debt (note 7)	57,120	191,493
Pension obligations	41,092	46,743
Other employee future benefits	64,215	61,250
Asset retirement obligations	30,612	29,219
Obligations under capital leases	6,023	9,011
Future income tax liabilities	2,300	1,666

	$381,442	$467,527

Shareholders' equity:
Share capital:
Common shares (note 10 (a))	301,455	143,611
Warrants (note 10 (a)&(b))	393	28,931
Contributed surplus	13,534	10,015
Cumulative translation adjustment	(108)	(63)
Retained earnings	476,935	78,732

	792,209	261,226

	$1,173,651	$728,753

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Earnings for the period	$169,381	$23,405	$398,203	$41,277
Items not affecting cash:
Depreciation and amortization	16,552	13,618	47,743	39,570
Tax expense (benefit)	(28,384)	3,225	(110,027)	8,695
Unrealized foreign exchange gain (loss)	6,410	(6,211)	1,067	(3,080)
Amortization of deferred financing costs	613	354	5,681	1,061
Accretion expense on asset retirement obligation	636	655	1,955	1,956
Stock-based compensation	1,221	591	5,295	1,945
Unrealized portion of change in fair value of derivative	5,321	(699)	(1,675)	932
Gain on divestiture of ScoZinc	(1,655)	—	(1,655)	—
Other	(4,108)	(1,775)	(4,298)	(1,534)
Change in non-cash working capital (note 12)	3,034	(11,349)	(62,788)	(3,114)

	169,021	21,814	279,501	87,708

Financing activities:
Repayment of debt obligations	(13,128)	—	(128,646)	(2,000)
Issuance of common shares, net of costs	(320)	1,113	16,638	19,014
Proceeds on exercise of stock options	1,077	—	4,825	—
Proceeds on exercise of warrants	65,440	—	109,728	—
Repayments of obligations under capital leases	(963)	(912)	(2,849)	(1,296)
Deferred financing cost	—	—	—	(350)

	52,106	201	(304)	15,368

Investing activities:
Additions to property, plant and equipment	(24,725)	(15,396)	(92,883)	(50,986)
Acquisition of White Pine Copper Refinery, Inc., net of cash acquired (note 3)	—	—	(17,041)	—
Divestiture of ScoZinc	7,412	—	7,412	—
Decrease in restricted cash	—	—	—	13,000
Additions to environmental deposits	(1)	55	62	34

	(17,314)	(15,341)	(102,450)	(37,952)

Effect of exchange rate changes on cash and equivalents	(6,242)	(4,761)	(7,396)	(3,797)

Change in cash and cash equivalents	197,571	1,913	169,351	61,327
Cash and cash equivalents, beginning of period	113,440	123,967	141,660	64,553

Cash and cash equivalents, end of period	$311,011	$125,880	$311,011	$125,880

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Canadian dollars, except where otherwise noted)
(Unaudited)
For the three and nine months ended September 30, 2006

1.     Nature of business

  The Company is an integrated mining and metals processing company that operates mines and concentrators in northern Manitoba and Saskatchewan, Canada. It operates a copper and zinc metal production complex in Flin Flon, Manitoba, Canada, a zinc oxide production facility in Brampton, Ontario, Canada, the Balmat zinc mine in New York, USA and on January 1, 2006 acquired a copper refinery operation in Michigan, USA.

  On July 6, 2006, the Company, through its wholly owned subsidiary Pan American Resources Corp., completed the sale of 100% of its outstanding shares in ScoZinc Limited to Acadian Gold Corporation for $7.5 million plus adjustments, resulting in a gain on sale of $1.7 million. Pan American Resources Corp. was wound up during this transaction.

2.     Basis of presentation and principles of consolidation

  These unaudited interim consolidated financial statements include the financial statements of the Company, all of its subsidiaries and the proportionate share of the assets and liabilities of any joint ventures where the Company shares joint ownership.

  The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") following the same accounting policies as disclosed in the audited consolidated financial statements for the year ended December 31, 2005.

  The unaudited interim consolidated financial statements do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto.

3.     Acquisition of White Pine Copper Refinery Inc.

  On January 1, 2006, the Company, through its wholly owned subsidiary, Hudson Bay Mining and Smelting Co., Limited (HBMS), acquired all of the outstanding common shares of White Pine Copper Refinery Inc. (WPCR) for total cash purchase consideration of $17,913. The acquisition is accounted for by the purchase method and the result of operations and cash flows has been included within these consolidated financial statements from January 1, 2006.

  The following table summarizes the allocation of the purchase consideration based on management's estimate of the fair value of the assets and liabilities acquired on the date of acquisition.

Current assets (including cash of $872)	$2,817
Property, plant and equipment	16,306
Current liabilities	(1,210)

$17,913

4.     Property, plant and equipment

2006	Cost	Accumulated depreciation and amortization	Net book Value
Property, plant and equipment	$323,883	$39,781	$284,102
Mine development	169,742	62,284	107,458
Mine under development	25,922	—	25,922
Mineral exploration properties	16,992	—	16,992

	$536,539	$102,065	$434,474

2005	Cost	Accumulated depreciation and amortization	Net book Value
Property, plant and equipment	$279,711	$19,924	$259,787
Mine development	133,927	34,398	99,529
Mine under development	1,899	—	1,899
Mineral exploration properties	16,992	—	16,992

	$432,529	$54,322	$378,207

  The mine under development is the Balmat mine operation including pre-production operating costs net of revenues of $1,422.

5.     Other assets

	September 30, 2006	December 31, 2005
Fair value of derivatives	$2,934	$269
Deferred financing costs	1,929	7,610
Environmental deposits	1,118	1,758
Deferred option premiums	—	3,647

	$5,981	$13,284

6.     Current portion of other liabilities

	September 30, 2006	December 31, 2005
Current portion of long-term debt	$4,000	$4,000
Current portion of pension obligation	17,229	18,354
Current portion of other employee future benefits	2,307	2,032
Current portion of obligations under capital leases	3,964	3,825

	$27,500	$28,211

7.     Long-term debt

	September 30, 2006	December 31, 2005
Senior Secured Notes	$50,453	$181,428
Province of Manitoba	10,667	14,065

	$61,120	$195,493
Less current portion of long term debt	4,000	4,000

	$57,120	$191,493

  On January 31, 2006, HBMS concluded a $25 million revolving credit facility that matures on January 30, 2007. During the third quarter, the facility was increased to $50 million. Subject to the approval of the lenders, the initial maturity date may be extended for an additional 364 days.

  The borrowings under this facility may be made in either Canadian dollars in the form of (a) Prime Rate Advances or (b) Bankers' Acceptances or in United States dollars in the form of (i) United States Base Rate Advances or (ii) London Interbank Offered Rate (LIBOR) loans. Borrowings under these facilities bear interest, when drawn, at a rate that varies based on the type of borrowing. Canadian or US dollar denominated letters of credit or guarantees can also be used against this facility. As of September 30, 2006 there were no amounts drawn under the facility.

  This credit facility provides that during the term of this agreement, HBMS will be required to maintain a Total Leverage Ratio not exceeding 3.25 to 1 and an Interest Coverage Ratio of not less than 3.5. As of September 30, 2006, the Company is in compliance with these covenants.

  During the quarter, US$11,700 of senior secured notes was repurchased with operating cash flow at an average premium of 1.10 resulting in additional costs of US$1,200. Deferred financing fees associated with the reduction in debt were expensed in the amount of $0.5 million. Since the HBMS acquisition in 2004, the Company has reduced its US$175,000 of US notes to US$45,100 (C$50,453).

8.     Defined benefit pension and other future employee benefit expense

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Pension expense	$2,499	$2,325	$7,496	$6,975
Other future employee benefits expense	1,617	1,254	4,851	3,658

	$4,116	$3,579	$12,347	$10,633

9.     Income taxes

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Income tax provision applicable to:
Current taxes	$(10,582)	$(226)	$(19,636)	$(750)
Future taxes	28,381	(3,525)	110,024	(8,527)

Income tax (expense) benefit	$17,799	$(3,751)	$90,388	$(9,277)

  Current income tax expense for the nine months ended September 30, 2006 includes $18,589 of estimated Manitoba mining tax, since management's current earnings projections indicate that the Company will be required to pay mining taxes for the year ended December 31, 2006. Manitoba mining tax expense was not recorded prior to June 30, 2006, as the utilization of previously unrecognized timing differences were such that no taxes were previously payable.

  The Company has recognized a future income tax asset of $133,200 as at September 30, 2006, which reflects an increase of $107,000 from the December 31, 2005 balance. A valuation allowance has been provided to limit the recognized future income tax asset to an amount management considers more likely than not to be realized.

10.   Share capital

  (a)
  Common shares:

    Authorized:

    Unlimited common shares
    Issued:

	Three months ended September 30, 2006		Nine months ended September 30, 2006
	Common Shares	Amount	Common Shares	Amount
Balance, beginning of period	101,843,383	$217,995	84,807,452	$143,611
Exercise of warrants	22,036,521	99,338	36,463,176	166,009
Automatic exchange of warrants	643,294	628	643,294	628
Exercise of options	273,327	1,463	1,422,603	6,600
Issued flow-through shares	—	—	1,460,000	20,075
Share issue costs	—	(17,969)	—	(31,806)
Tax impact of flow-through shares	—	—	—	(3,662)

Balance, end of period	124,796,525	$301,455	124,796,525	$301,455

  Pursuant to a short form prospectus dated May 30, 2006, the Company offered new common shares as an incentive for holders of its publicly-traded warrants to exercise early such warrants during a 30-day early exercise period commencing June 5, 2006. As at June 30, 2006, 377,570,290 warrants were exercised resulting in the issuance of 13,340,808 shares including early exercise shares of 755,132 (0.002 per warrant) for cash proceeds of $39,645. Share issuance costs include approximately $2,081 of costs incurred plus the estimated value of the incentive shares of $10,723. Subsequent to June 30, 2006, an additional 621,378,403 warrants were exercised pursuant to the early exercise transaction resulting in the issuance of 21,955,363 shares, including 1,242,750 early exercise shares, for cash proceeds of $65,244 with the estimated value of the incentive shares of $17,649. Eligible warrants of 24,166,512 not exercised as of July 5, 2006 were subject to automatic exchange for 0.02662 common shares per warrant for a total of 643,294 common shares. The company has approximately 3,900,000 unexercised warrants expiring December 21, 2009 that were not eligible for the early warrant exercise proposal in 2006.

    Proceeds from exercise of warrants of $99,338 for the quarter ($166,009 — nine months) represents cash proceeds from the exercised warrants of $65,440 ($109,728 — nine months), the incentive shares estimated value of $17,649 ($28,371 — nine months) and the estimated fair value of the warrants of $16,249 ($27,910 — nine months).

    On April 25, 2006, the company issued 1,460,000 flow-through common shares at a price of $13.75 per share for gross proceeds of $20,075 less share issue costs of $1,033. Proceeds from the private placement will be used for exploration on the Company's Canadian properties.

    During 2005, the Company completed two private placements for a total of 2,999,452 flow-through common shares with proceeds from the financing for Canadian exploration. In February 2006, the Company renounced $10 million of the flow-through financing to investors with an effective date of December 31, 2005. In accordance with EIC-146 "Flow-through shares", the Company reduced its share capital by $3,662 using a tax rate of approximately 37% applied to the temporary taxable differences created by the renunciation.

  (b)
  Warrants:

	Three months ended September 30, 2006		Nine months ended September 30, 2006
	Number	Amount	Number	Amount
Warrants outstanding, beginning of period	666,193,039	$17,271	1,076,082,458	$28,931
Underlying warrants issued	975	—	257,624	—
Automatic exchange of warrants	(24,166,512)	(628)	(24,166,512)	(628)
Expired	(20)	—	(20)	—
Exercised	(623,808,789)	(16,250)	(1,033,954,857)	(27,910)

Warrants outstanding, end of period	18,218,693	$393	18,218,693	$393

    Warrants outstanding to acquire common shares (30 warrants required to acquire one common share) of the Company at September 30, 2006 are as follows:

Warrants outstanding	Exercise price	Expiry date
35	0.09	November 30, 2006
737,400	0.12	November 30, 2006
13,531,407	0.086	December 21, 2006
3,949,851	0.105	December 21, 2009

18,218,693

  (c)
  Stock option plan:

    Pursuant to the Company's stock option plan (the "Plan") approved in June 2005, during the quarter ended June 30, 2006, the Company granted additional options to directors and employees of the company for the 2006 entitlement. The fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.2%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 50%; and a weighted average expected life of these options of 4 years.

    The fair value of the options granted earlier in 2006 were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 42%; and a weighted average expected life of these options of 4 years.

	Three months ended September 30, 2006		Nine months ended September 30, 2006
	Number of options	Average exercise price	Number of options	Average exercise price
Balance, beginning of period	4,247,917	$5.96	3,498,828	$2.66
Granted	—	—	1,911,698	10.34
Expired	(166,668)	5.43	(180,001)	5.30
Exercised	(273,327)	3.94	(1,422,603)	3.39

Outstanding, end of period	3,807,922	$6.12	3,807,922	$6.12

    The following table summarizes the options outstanding at September 30, 2006:

Number of options outstanding	Exercise price	Weighted average remaining contractual life (years)	Number of options exercisable	Weighted average remaining contractual life (years)
1,944,320	$2.59	8.6	787,410	8.6
16,667	3.00	2.2	16,667	2.2
150,000	3.35	9.0	—	9.0
26,667	7.64	9.3	—	9.3
1,370,268	9.70	9.5	322,422	9.5
300,000	14.06	9.7	100,000	9.7

3,807,922	$6.12		1,226,499

11.   Risk management using financial instruments

  The Company from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from actual exposures to commodity price risk, foreign exchange risk and interest rate risk.

  (a)
  Foreign currency risk management:

    The Company uses forward exchange contracts to mitigate the effects of movements in exchange rates on certain foreign currency-denominated assets, liabilities and future anticipated transactions.

    The Company holds put options securing the right, but not the obligation, to sell US$4.375 million per quarter at $1.20482, continuing to January 2009. Prior to January 1, 2006, management had designated these put options as a hedge against forecasted US dollar sales and had applied hedge accounting guidelines as appropriate. However, at January 1, 2006, the hedging relationship ceased to meet requirements for critical terms match as a result of changes in payment terms for the sales contract. The relationship then became ineligible for hedge accounting. The unrealized gain on the option was deferred at January 1, 2006, with $438 to be taken into income over the remaining term of the option ($36 per quarter). The changes in fair value after January 1, 2006 have been recognized in income as a loss of $822 in the three months ended September 30, 2006 and a gain of $320 in the nine months ended September 30, 2006.

  (b)
  Commodity price risk management:

    From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of forward sales contracts, spot deferred contracts, option contracts and commodity collar contracts.

    The Company manages the risk associated with forward physical sales where it receives a fixed price regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts to convert the fixed price to a floating price arrangement. Previously forward contracts were held through the Company's 50% joint venture interest in CMM. Effective June 1, 2006 the Company has assumed 100% of all contracts outstanding. At September 30, 2006, the Company had outstanding forward contracts to purchase 5,757 tonnes of zinc at prices ranging from US$1,043 to US$3,745 per tonne with settlement dates prior to January 31, 2008. The fair values approximate carrying value.

12.   Change in non-cash working capital

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Accounts receivable	$(24,183)	$(199)	$(74,625)	$2,063
Inventories	4,204	7,414	(33,453)	9,345
Accounts payable and accrued liabilities	29,215	(9,120)	58,428	(12,077)
Prepaid expenses	(4,417)	(2,573)	(6,146)	(5,962)
Interest payable	(1,785)	(6,871)	(6,992)	3,517

	$3,034	$(11,349)	$(62,788)	$(3,114)

13.   Supplementary cash flow information

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Interest paid	$3,296	$12,020	$16,101	$12,518
Additions to obligations under capital leases	—	—	—	1,451

14.   Commitments

  (a)
  St. Lawrence Zinc Company LLC:

    In 2003, the Company established a wholly-owned subsidiary, St. Lawrence Zinc Company LLC ("St. Lawrence"). St. Lawrence was incorporated in the State of New York for the purposes of acquiring the Balmat zinc mine ("Balmat").

    On September 24, 2003, St. Lawrence purchased the Balmat zinc mine and related assets located in upper New York state. Total consideration paid consisted of a cash deposit of US$1 million required to assume an environmental bond. In addition, the asset purchase agreement requires the Company to pay a cash purchase price out of 30% of future net free cash flow from Balmat mine operations, after allowing for reasonable capital and exploration expenditures. The cash purchase price is subject to a "Cap" of US$20 million.

    The Cap is to be increased to US$25 million if the monthly average special high grade settlement price of zinc, as quoted by The London Metal Exchange, averages US$0.70 or greater during any consecutive 24-month period after the closing date and prior to the fifth anniversary of the date on which the seller receives payment of the US$20 million. As at September 30, 2006, those requirements have been met, and the Cap will be increased to US$25 million.

    As at September 30, 2006, an estimate cannot be made with respect to the amount of cash purchase price to be paid, if any, and consequently no accrual has been recorded in the financial statements. The cash purchase price will be accounted for as additional cost when management is able to reasonably estimate amounts to be paid.

  (b)
  Sale of Balmat concentrate and purchase of zinc concentrate

    The Company executed an agreement to sell all the concentrate produced from the Balmat Mine for the life of the mine, anticipated to be from June 2006 to 2014.

    The Company executed another agreement with the same party to buy suitable concentrates to be delivered to Flin Flon in quantities up to 40% of the Balmat life of mine concentrate production.

15.   Segmented information

  The Company is an integrated base metals producer and operates in a single reportable operating segment.

  The Company's revenue by significant product types:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Revenues:
Copper	$206,623	$94,157	$468,412	$263,165
Zinc	79,790	34,167	180,100	100,947
Zinc oxide	34,700	17,317	94,849	53,303
Gold, silver and other	25,090	23,623	72,532	61,562

	$346,203	$169,264	$815,893	$478,977

16.   Contingencies

  As previously disclosed, on April 21, 2004, Novawest Resources Inc. issued a claim in the British Columbia Supreme Court seeking unspecified damages against certain defendants, including Hudson Bay Exploration and Development Company Limited, a subsidiary of the Company. This case has been dismissed.

17.   Hudson Bay Mining and Smelting Co., Limited

  A summary of the selective financial information for HBMS is as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Total revenues	$346,204	$169,257	$815,876	$478,967
Net earnings	168,577	16,712	403,767	46,314
Long-term financial debt (excluding current portion)	57,120	223,366	57,120	223,366
Total assets	1,032,779	869,457	1,032,779	869,457

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  Exhibit 99.1
HUDBAY MINERALS INC. UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Periods Ended September 30, 2006 (expressed in Canadian Dollars)
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF EARNINGS (In thousands of Canadian dollars, except share and per share amounts)
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF RETAINED EARNINGS (In thousands of Canadian dollars)
HUDBAY MINERALS INC. CONSOLIDATED BALANCE SHEET (in thousands of Canadian dollars)
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of Canadian dollars)
HUDBAY MINERALS INC. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Amounts in thousands of Canadian dollars, except where otherwise noted) (Unaudited) For the three and nine months ended September 30, 2006